THE LANCET PUBLISHES RIO-DIABETES STUDY1

- Study Shows Rimonabant Significantly Improves
Weight, Blood Sugar Levels and Other Cardiometabolic Risk Factors in People with Type 2 Diabetes -

Paris, France, October 27th, 2006 – Sanofi-aventis announced today that the results of the RIO-Diabetes trial were posted on The Lancet online edition (publication in the print edition is expected shortly). The one-year trial showed that rimonabant 20 mg once daily significantly improved several cardiometabolic risk factors including weight, HbA1c (a measure of blood sugar control), HDL-cholesterol (good cholesterol) and triglycerides (fats in the blood), systolic blood pressure as well as waist circumference (a marker of intra-abdominal adiposity) in overweight / obese patients with type 2 diabetes uncontrolled with metformin or sulfonylurea. Importantly, over 50% of the improvements in HbA1c and HDL-cholesterol were independent of the weight loss achieved, suggesting a direct effect of rimonabant on these parameters.

“The RIO-Diabetes study showed that rimonabant 20mg significantly improved weight, levels of blood sugar and other cardiometabolic risk factors important in the management of type 2 diabetes,” said Professor André Scheen, Head of the Clinical Pharmacology, Division of Diabetes, Nutrition and Metabolic Disorders, Academic Hospital of Liège, University of Liège, Belgium, principal investigator of the RIO-Diabetes study and a member of the RIO programme steering committee. “The improved blood sugar control plus weight loss achieved with rimonabant is very encouraging. Today, most medications for type 2 diabetes are associated with weight gain and it is difficult for people with diabetes to lose weight and keep it off.”

Among all patients who entered the RIO-Diabetes study, patients on rimonabant 20 mg once daily achieved an HbA1c reduction of 0.6% versus an increase of 0.1% on placebo from a baseline value of 7.3% and 7.2% respectively (p<0.0001 vs. placebo). Among those patients with a higher HbA1c (>8%), rimonabant 20mg once daily achieved a reduction of 1.1%, compared with a reduction of 0.3% in the placebo group. Nearly 70% of patients treated with rimonabant 20 mg once daily lowered their HbA1c levels to below 7% as compared to only 48% of patients in the placebo arm (p<0.0001) . Even more impressive, 43% of patients on rimonabant 20 mg once daily had HbA1c levels < 6.5% at their final visit compared to only 21% in the placebo group (p<0.0001) . Approximately 57% of the reduction in HbA1c levels achieved with rimonabant 20 mg once daily was calculated to be independent of the weight loss achieved. The direct peripheral metabolic effects of rimonabant on other cardiometabolic risk factors has been demonstrated throughout the RIO clinical trial programme. 2,3,4

“What is so significant about these findings is that rimonabant was able to reduce blood sugar levels in a patient population where further control or lowering is often difficult to attain. This is very important because for every 1% reduction in HbA1c there is an associated reduction of risk of 21% for any endpoint related to diabetes5 ” said Professor Scheen.

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Patients treated with rimonabant 20 mg once daily benefited from a reduction in weight of 5.3 kg (11.7 lbs) versus 1.4 kg (3 lbs) for patie nts in the placebo group (p<0.001 vs. placebo). Waist circumference was reduced by 5.2 cm (2.05 in) in patients in the rimonabant 20 mg group versus 1.9 cm (0.7 in) observed in the placebo group (p<0.001) .

HDL-cholesterol and levels of triglycerides were significantly improved in patients treated with rimonabant 20 mg once daily throughout the one- year period. Among all patients who entered the study, HDL-cholesterol increased by 15.4% in the rimonabant 20 mg once daily group versus 7.1% in the placebo group (p<0.0001) . Furthermore, levels of triglycerides were reduced by 9.1% in patients treated with rimonabant 20 mg once daily compared to an increase of 7.3% in the placebo group (p<0.0001 vs. placebo). Approximately 57% of the increase in HDL-cholesterol achieved was not explained by weight loss alone and considered to be due to the direct effect of rimonabant (p<0.0001) .

Rimonabant is the first selective CB1 receptor blocker which helps to reduce overactivity of the newly characterized endocannabinoid system (ECS). CB1 receptors, which form part of the ECS are located centrally in the brain, and peripherally in adipose tissue, liver, skeletal muscle, pancreas and the gastrointestinal tract. The ECS has been shown to play an important role in energy balance as well as being directly involved in fat and sugar metabolism.6 Peripherally, overactivation of the endocannabinoid system promotes fat accumulation at the level of adipose tissue and decreases glucose uptake in skeletal muscle; this can lead to increased risk of development of insulin resistance and impaired glucose tolerance. By blocking CB1 receptors in the brain and peripheral tissues, rimonabant results in a decrease in food intake, a loss of body weight, and direct improvements in cardiometabolic risk factors, such as blood sugars, HDL-cholesterol and triglycerides.

The RIO-Diabetes study also assessed the safety and tolerability of rimonabant 20 mg once daily, 5 mg once daily and placebo, the results of which were consistent with the data from the entire RIO clinical trial programme which involved more than 6,600 patients. Side effects were mainly mild, transient, self- limiting and occurred early in the treatment period. The most frequent side effects included nausea (12.1% for rimonabant 20 mg once daily vs. 5.7% for placebo), dizziness (9.1% for rimonabant 20 mg once daily vs. 4.9% for placebo), diarrhoea (7.4% for rimonabant 20 mg once daily vs. 6.6% for placebo), vomiting (5.9% for rimonabant 20 mg once daily vs. 2.3% for placebo), self-reported hypoglycaemia (5.3% for rimonabant 20 mg once daily vs. 1.7% for placebo), fatigue (5.3% for rimonabant 20 mg once daily vs. 3.7% for placebo) and anxiety (5.0% for rimonabant 20 mg once daily vs. 2.6% for placebo). Discontinuation rates due to adverse events were consistent with those reported in other trials in the RIO programme (15% for rimonabant 20 mg once daily vs. 5% for placebo, p<0.005) . The most frequent adverse events leading to discontinuation were depressed mood disorders, nausea and dizziness.

Sanofi-aventis received an approvable letter for rimonabant from the U.S. Food and Drug Administration (FDA) in February, 2006. In Europe, rimonabant, known as ACOMPLIA® is approved as an adjunct to diet and exercise for the treatment of obese patients (BMI= 30kg/m2), or overweight patients (BMI>27kg/m2) with associated risk factors, such as type 2 diabetes or dyslipidemia.

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About the RIO-Diabetes Trial

RIO-Diabetes is a phase III, multinational, multi-centre, randomised, double-blind and placebo-controlled trial which compared two fixed-dose regimens of rimonabant (5 mg once daily and 20 mg once daily) to placebo for a period of one year. The study was conducted in 1,047 people with type 2 diabetes at 159 centres in 11 countries. Study participants were male and female aged between 18 and 70 years of age and had a BMI of between 27 kg/m2 and 40 kg/m2. Additional criteria included an HbA1c level between 6.5% and 10% and a fasting blood glucose level of between 5.5 mmol/L (100 mg/dL) and 14.9 mmol/L (270 mg/dL).

The objectives of the trial were to assess the efficacy and safety of rimonabant in patients with type 2 diabetes already being treated with either metformin or sulfonylurea monotherapy. The study investigated the effect of rimonabant on HbA1c, and other cardiometabolic risk factors. Safety and tolerability were also evaluated over the one-year treatment period.

The RIO-Diabetes trial is one of four phase III studies comprising the RIO programme, which assessed the efficacy and safety of rimonabant in cardiometabolic risk factor improvement and weight loss in over 6,600 overweight and obese patients studied worldwide. All four trials - RIO-Diabetes, RIO-Lipids, RIO-Europe and RIO-North America - in the phase III programme have been completed.

The results of the RIO-Diabetes trial were first presented at the Annual Scientific Session of the American Diabetes Association in June 2005.

About sanofi-aventis

Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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1 Scheen et al. Effect and tolerability of rimonabant in overweight or obese patients with type 2 diabetes : a randomised controlled study. ; www.thelancet.com

2 Van Gaal et al. Effects of the cannabinoid-1 receptor blocker rimonabant on weight reduction and cardiovascular risk factors in overweight patients: 1-year experience from the RIO-Europe study. Lancet. 2005 Apr 16-22;365(9468): 1389-97

3 Despres J-P., Golay A., Sjostrom L., for the RIO-Europe study group. Effects of rimonabant on metabolic risk factors in overweight patients with dyslipidemia. New Engl J Med 2005; 353:2121-34.

4 Pi-Sunyer, X et al. Effect of Rimonabant, a Cannabinoid-1 Receptor Blocker, on Weight and Cardiometabolic Risk Factors in Overweight or Obese Patients RIO-North America: A Randomized Controlled Trial. JAMA, February 15, 2006 ;Vol 295, (7): 761-775

5 Stratton IM, Adler AI, Neil HA, Matthews DR, Manley SE, Cull CA, Hadden D, Turner RC, Holman RR. Association of glycaemia with macrovascular and microvascular complications of type 2 diabetes (UKPDS 35): prospective observational study. BMJ 2000;321(7258):405–12

6 Di Marzo V, Matias I. Endocannabinoid control of food intake and energy balance. Nat Neurosci. 2005 8:585-9

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45      US Tel: + 1 212 551 40 18
E-mail: IR@sanofi-aventis.com